EXHIBIT 2.2

                        KEY COMMUNICATIONS SERVICE, INC.
                               NEW ALBANY, INDIANA

                              FINANCIAL STATEMENTS
                               FOR THE YEAR ENDED
                                 APRIL 30, 1998

                                   C O N T E N T S

Independent Auditors' Report                                                 2

Financial Statements:

   Balance Sheet                                                             3

   Statement of Income                                                       4

   Statement of Stockholders' Equity                                         5

   Statement of Cash Flows                                                   6

   Notes to Financial Statements                                        7 - 16

To the Board of Directors and Stockholders of Key Communications Service, Inc.
New Albany, Indiana

                          INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheet of Key Communications Service, Inc. as of April 30, 1998, and the related statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Key Communications Service, Inc. as of April 30, 1998, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

/s/ MCCAULEY, NICOLAS & COMPANY, LLC
------------------------------------
McCauley, Nicolas & Company, LLC
Certified Public Accountants

New Albany, Indiana
July 28, 1998


                        KEY COMMUNICATIONS SERVICE, INC.

                                  BALANCE SHEET
                                 April 30, 1998

           ASSETS
CURRENT ASSETS
   Cash and cash equivalents (Note 1)                                 $  595,006
   Accounts receivable, net (Notes 1, 5, and 6)                        1,443,331
   Inventory (Notes 1, 4, 5, and 6)                                    1,431,725
   Other current assets (Note 11)                                         35,357
                                                                      ----------

             TOTAL CURRENT ASSETS                                      3,505,419
                                                                      ----------
Leased equipment (Notes 1, 5, 6, and 18)                                 320,428
                                                                      ----------

PROPERTY AND EQUIPMENT (Notes 1, 5, 6, and 18)
   Leasehold improvements                                                275,083
   Office and shop equipment                                             309,702
   Furniture and fixtures                                                112,722
   Vehicles                                                               50,858
                                                                      ----------

             TOTAL PROPERTY AND EQUIPMENT                                748,365
                                                                      ----------
Goodwill (Note 18)                                                       401,123
Required tax deposits (Note 11)                                          224,835
                                                                      ----------
                                                                         625,958
                                                                      ----------
             TOTAL ASSETS                                             $5,200,170
                                                                      ==========
      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Current portion of long-term debt (Notes 6 and 18)                 $  279,671
   Accounts payable                                                      576,376
   Accrued liabilities (Notes 10 and 11)                               1,120,210
   Deferred income (Note 7)                                              114,188
   Accrued compensated absences                                          186,718
                                                                      ----------

              TOTAL CURRENT LIABILITIES                                2,277,163

Noncurrent portion of long-term debt (Notes 6 and 18)                  2,923,000
                                                                      ----------

              TOTAL LIABILITIES                                        5,200,163
                                                                      ----------
STOCKHOLDERS' EQUITY (Note 14)
   Common stock, without par value, 1,000 shares
    authorized; 67 shares issued and outstanding                               7
   Retained earnings (Note 18)                                                 -
                                                                      ----------

              TOTAL STOCKHOLDERS' EQUITY                                       7

                                                                      ----------
              TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY              $5,200,170
                                                                      ==========


    The accompanying notes are an integral part of the financial statements.


                        KEY COMMUNICATIONS SERVICE, INC.

                               STATEMENT OF INCOME
                        for the year ended April 30, 1998
SALES (Notes 1 and 8)                                              $15,118,478
                                                                   -----------
COST OF SALES
   Merchandise and supplies                                            221,053
   Equipment cost (Note 1)                                           4,722,232
                                                                   -----------
   Total cost of sales                                               4,943,285

        Gross profit                                                10,175,193
                                                                   -----------
OPERATING EXPENSES (Note 12)
   Salaries and wages                                                4,920,012
   Payroll taxes                                                       347,164
   Retirement expense (Note 10)                                        145,264
   Depreciation (Note 1)                                               608,216
   Other operating expenses (Note 9)                                 3,292,071
                                                                   -----------

   Total operating expenses                                          9,312,727
                                                                   -----------
      Operating income                                                 862,466
                                                                   -----------
OTHER INCOME (EXPENSES):
   Miscellaneous income                                                 54,391
   Interest and dividends                                               85,439
   Interest expense                                                     (8,193)
   Gain on sale of assets                                                5,962
   Restructuring expenses (Note 13)                                   (126,862)
                                                                   -----------

   Total other income (expense)                                         10,737
                                                                   -----------
       Income before taxes                                             873,203

PROVISION FOR INCOME TAXES (Note 11)                                   (20,354)
                                                                   -----------

NET INCOME                                                         $   852,849
                                                                   ===========


    The accompanying notes are an integral part of the financial statements.



                        KEY COMMUNICATIONS SERVICE, INC.

                        STATEMENT OF STOCKHOLDERS' EQUITY
                        for the year ended April 30, 1998

                                                           COMMON STOCK
                                                    ---------------------------       RETAINED
                                                       SHARES        AMOUNT           EARNINGS               TOTAL
                                                    -----------   -------------       ------------        -----------
BALANCE, APRIL 30, 1997                                   89       $22,756            $ 4,898,279         $ 4,921,035

   Stock purchase (Note 14)                              (22)       (5,617)            (1,044,383)         (1,050,000)

   Net income for the year                                                                852,849             852,849

   Distributions                                                                       (1,950,000)         (1,950,000)

   Adjustment for leveraged buyout
    (Note 18)                                                      (17,132)            (2,756,745)         (2,773,877)
                                                         ---       -------            -----------         ----------
BALANCE, APRIL 30, 1998                                   67       $     7            $         -         $        7
                                                         ===       =======            ===========         ==========



    The accompanying notes are an integral part of the financial statements.



                        KEY COMMUNICATIONS SERVICE, INC.

                             STATEMENT OF CASH FLOWS
                        for the year ended April 30, 1998
OPERATING ACTIVITIES
    Cash received from customers                                    $15,441,927
    Cash paid to suppliers and employees                            (13,230,635)
    Interest paid                                                        (7,879)
    Interest and dividends received                                      85,439
    Income taxes (paid)                                                 (18,596)
                                                                    -----------

     Net cash provided by operating activities                        2,270,256
                                                                    -----------

INVESTING ACTIVITIES
    Purchases of property and equipment                                (415,460)
    Proceeds from sale of equipment, vehicles, and land               1,186,463
                                                                    -----------
     Net cash provided by investing activities                          771,003
                                                                    -----------

FINANCING ACTIVITIES
    Principal repayments on long-term debt                              (25,256)
    Payment of distributions                                         (1,950,000)
    Purchase of treasury stock                                       (1,050,000)
                                                                    -----------

     Net cash used in financing activities                           (3,025,256)
                                                                    -----------

INCREASE IN CASH AND CASH EQUIVALENTS                                    16,003

CASH AND CASH EQUIVALENTS

    Beginning of year                                                   579,003
                                                                    -----------
    End of year                                                     $   595,006
                                                                    ===========

RECONCILIATION OF NET INCOME TO CASH PROVIDED BY
  OPERATING ACTIVITIES
    Net income                                                      $   852,849
    Adjustments to reconcile net income to net cash
      provided by operating activities:
       Depreciation and amortization                                    608,216
       (Gain) on sale of leased equipment                              (625,120)
       (Gain) on sale of assets                                          (5,560)
       (Increase) decrease in:
       Accounts receivable                                              290,273
       Inventory                                                        744,241
       Other assets                                                       5,275
       Increase (decrease)in:
       Accounts payable, accrued compensated absences,
        accrued liabilities, and deferred revenue                       400,082
                                                                    -----------
  Net cash provided by operating activities                         $ 2,270,256
                                                                    ===========

SUPPLEMENTAL INFORMATION
 On April 30, 1998, the assets of the Company were acquired in a leveraged buyout.  The non-cash transaction was as follows:
    Goodwill                                                        $   401,123
    Adjustment to retained earnings                                 $ 2,756,725
    Adjustment to common stock                                      $    17,132
    Bank debt financing                                             $(3,000,000)
    Former shareholder debt financing                               $  (175,000)


    The accompanying notes are an integral part of the financial statements.

                        KEY COMMUNICATIONS SERVICE, INC.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Key Communications Service, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

NATURE OF OPERATIONS

The Company was incorporated under the laws of the State of Indiana. The Company is a professional, technical services firm, providing electronic hardware and software communications products and services for clinical laboratories, consumer credit, and public utilities customers throughout the United States. In addition, the Company provides contract manufacturing services within several industries for a variety of customer-owned products. The Company operates primarily out of its main office located in New Albany, Indiana. The Company has branches in Chicago, Illinois; Detroit, Michigan; Ft. Lauderdale and Tampa, Florida. Additionally, the Company had a branch in New Jersey, which was closed in 1998.

Revenues by major component approximate the following:

REVENUE SOURCE                  PERCENT
--------------                  -------
Sales                               44%
Leases                              34%
Manufacturing                       14%
Service                              6%
Other revenues                       2%
                                    ---

                                    100%
                                    ====

CASH AND CASH EQUIVALENTS

For purposes of the Statement of Cash Flows, the Company considers cash and cash equivalents to be all cash balances and highly liquid investments with an original maturity of three months or less. The Company places its temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of the FDIC insurance limit.

                        KEY COMMUNICATIONS SERVICE, INC.

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued

ACCOUNTS RECEIVABLE

The Company utilizes the allowance method for recording bad debts. At April 30, 1998, an allowance of approximately $59,500 has been provided.

INVENTORY

Inventory consists of computer components, parts and accessories used to upgrade the peripheral equipment leased and sold and is valued at the lower of cost (first-in, first-out basis) or market. See Note 4 for additional information.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities (and disclosure of contingent assets and liabilities, if any) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

LEASED EQUIPMENT AND REVENUE RECOGNITION

The Company derives a substantial amount of its revenue from the sale and lease of various computer peripheral equipment. Such equipment is being depreciated on a straight-line and accelerated basis over a 5-year period. Gross proceeds from the sales of such leased equipment are included in sales. Accordingly, the undepreciated basis of the leased equipment sold is included in the cost of sales. See Note 8 for additional information.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation is provided on a straight-line and accelerated basis over the estimated useful life of the property. The principal estimated useful lives are 5 years for office and shop equipment, 5 years for vehicles, 5 years for furniture and fixtures, and 39 years for leasehold improvements.

Maintenance and repair of property and equipment are charged to expense as incurred. Renewals and betterments are treated as capital expenditures and depreciated accordingly.

Undepreciated cost of property and equipment sold or retired, other than leased equipment, is included net of related proceeds in other income.

                        KEY COMMUNICATIONS SERVICE, INC.

NOTE 2--CONCENTRATIONS OF CREDIT RISK ARISING FROM CASH DEPOSITS IN EXCESS OF INSURED LIMITS

The Corporation maintains its cash balances in one financial institution. The balances are insured by the Federal Deposit Insurance Corporation for amounts up to $100,000.

NOTE 3--DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash, receivables, payables, and short-term and long-term obligations approximate their fair market values because of the short-term nature of the items.

NOTE 4--INVENTORY

Inventory at April 30, 1998 may be summarized by the following major components:

           Materials and supplies                   $  968,819
           Work in process                              53,700
           Finished goods                              409,206
                                                    ----------
                                                    $1,431,725
                                                    ==========

NOTE 5--BANK BORROWINGS

The Company has a line-of-credit arrangement, dated April 30, 1998 and expiring April 30, 2000, with Fifth Third Bank of Kentucky, Inc. Under the loan provisions, the loan may not be called provided the Company meets various loan covenants. Borrowings are made during the year to meet working capital needs. Interest is computed on a daily basis at the bank's prime rate plus .5%. The borrowings are secured by accounts receivable, inventory, property and equipment, future lease income, and personal guarantees of the shareholders. There were no funds borrowed under this line-of-credit at April 30, 1998. The Company can borrow up to a maximum of $2,250,000 under this line-of-credit.

                        KEY COMMUNICATIONS SERVICE, INC.

NOTE 6--NOTES PAYABLE AND PAYABLE TO SHAREHOLDERS

Notes payable at April 30, 1998 may be summarized as follows:

    10.00% note payable to Virginia Richert, payable
    in monthly installments of $2,643, including interest,
    through March, 1999, collateralized by personal guarantees
    of the former majority stockholders                              $   27,671

    6.84% note payable to former stockholders, due in
     full plus interest on April 15, 2000, unsecured                    175,000

    9.00% note payable to Fifth Third Bank of Kentucky,
     payable in 59 monthly installments of $21,000 plus
     interest and a final balloon payment due on
     May 1, 2003, guaranteed and collateralized by all
     tangible and intangible assets owned by the Company              3,000,000
                                                                     ----------
                                                                      3,202,671
    Less current portion                                               (279,671)
                                                                     ----------
    Noncurrent portion of long-term debt                             $2,923,000
                                                                     ==========

At April 30, 1998, long-term debt matures as follows:

                         April 30, 1999           $  279,671
                         April 30, 2000           $  427,000
                         April 30, 2001           $  252,000
                         April 30, 2002           $  252,000
                         April 30, 2003           $  231,000
                         Thereafter               $1,761,000


NOTE 7--DEFERRED INCOME

During the year ended April 30, 1998, the Company entered into several contracts in which the Company will provide certain maintenance services. Such contracts expire at various periods through April, 1999. Accordingly, the income from such contracts is being recognized ratably over the life of the agreements. The total deferred revenue under these contracts at April 30, 1998 was $114,188.

                        KEY COMMUNICATIONS SERVICE, INC.

NOTE 8--REVENUE AND MAJOR CUSTOMERS INFORMATION

As discussed in Note 1, the Company derives a substantial amount of its revenue from the sale and lease of computer peripheral equipment. Generally, the lease terms are for 30 days and are automatically renewable. At April 30, 1998, revenues consisted of the following:

Sales of equipment                                    $ 6,622,293
Lease income                                            5,089,520
Manufacturing, service and other income                 3,406,665
                                                      -----------
                                                      $15,118,478
                                                      ===========

The Company transacts business with unrelated parties, who are considered major customers. Net revenues with these parties were approximately $2,138,998 for the year ended April 30, 1998, which aggregates 14% of the Company's total revenue.

NOTE 9--LEASED PREMISES AND LEASED COMMITMENTS

The Company leases the land and building utilized in its operations in New Albany, Indiana, from the former majority shareholders. The current monthly expense is $32,418. The lease requires annual increases of 3%. The initial lease term expires April 30, 2003. Total expense under this lease was $394,205 for the year ended April 30, 1998. The Company pays all ordinary and necessary operating expenses related to the building.

The Company has branch offices located on premises which are leased from unrelated parties and are operating leases. The terms of these leases expire at various times through October, 1998. The aggregate branch lease payments for the year ended April 30, 1998 were $76,361. Such amounts are included in "Other Operating Expenses" in the Statement of Income.

If desired, management anticipates they will be able to renew the leases as they expire under substantially the same terms as the original lease obligations.

                        KEY COMMUNICATIONS SERVICE, INC.

NOTE 9--LEASED PREMISES AND LEASED COMMITMENTS--Continued

At April 30, 1998, the future lease obligations under the present leases can be summarized as follows:

                                April 30, 1999            $403,324
                                April 30, 2000            $405,702
                                April 30, 2001            $417,876
                                April 30, 2002            $430,415
                                April 30, 2003            $443,331

Accordingly, the total operating lease expense under lease commitments for the year ended April 30, 1998 was $470,566.

In addition to the above, during the year ended April 30, 1998, the Company began leasing certain equipment under an operating lease. This lease expires June, 2002, and requires monthly payments of $9,174. The total lease expense under this lease for the year ended April 30, 1998 was $100,912 and is included in equipment rent in the Statement of Other Operating Expenses. The total equipment rent for the year ended April 30, 1998 was $102,240.

NOTE 10--EMPLOYEE RETIREMENT PLAN

The Company has a 401(k) retirement plan for substantially all employees who meet certain requirements. In prior years, this plan had been combined with a defined contribution plan. The ending market values in the retirement plan for April 30, 1998 was approximately $4,158,623.

The total amount accrued under this plan was $147,151 at April 30, 1998. Such amount is included in "Accrued liabilities" on the Balance Sheet.

                        KEY COMMUNICATIONS SERVICE, INC.

NOTE 11--INCOME TAX STATUS

The shareholders have elected the Company to be treated as an S Corporation for federal income tax purposes. As a result of this election, no federal taxes are currently payable by the Company, and it is not anticipated any federal taxes will be payable in the future. The shareholders report their respective share of corporate income on their personal income tax returns.

A majority of the states in which the Company is registered to do business recognize the S status. However, for those states that do not recognize the S Corporation status, an income tax provision has been made. For the year ended April 30, 1998, the total provision for state and local taxes was $20,354.

The Company is required to make tax deposits for the benefit of its shareholders on income which is considered deferred from May to December of each subsequent year. At April 30, 1998, the total amount on deposit was $224,835. The tax deposit accrual at April 30, 1998 was $203,652.

NOTE 12--RESEARCH AND DEVELOPMENT COSTS

During the year ended April 30, 1998, the Company incurred $742,485 in research and development expenditures. Such costs are included within the specific expense to which it relates in the Statement of Income.

NOTE 13--RESTRUCTURING COSTS

Subsequent to April 30, 1998, the Company settled certain litigation proceedings with a former consultant to the Company. Under the provisions of the settlement, the Company paid $120,000, which has been accrued at April 30, 1998, and is included in the Statements of Income under the classification of restructuring expenses.

For the year ended April 30, 1998, the Company had incurred $126,862 for various restructuring costs, including severance packages paid to certain terminated employees.

                        KEY COMMUNICATIONS SERVICE, INC.

NOTE 14--CAPITAL TRANSACTIONS

During the year ended April 30, 1998, the Company acquired the outstanding shares of common stock of the two minority shareholders. The total acquisition price of the stock was $1,050,000, and was recorded against common stock and retained earnings on a proportionate basis.

In addition to the above, the two remaining shareholders sold their entire stock interests outstanding to three members of management in a leveraged buyout. Prior to the acquisition, distributions of approximately $1,950,000 were made by the Company to the selling shareholders. This acquisition agreement was finalized on April 30, 1998.

As part of this leveraged buyout, a loan, dated April 30, 1998, of $3,000,000 was obtained with Fifth Third Bank of Kentucky. The loan requires 59 consecutive payments of $21,000, plus accrued interest at 9% per annum, and a final balloon payment due on May 1, 2003. See Notes 16 and 18 for additional information.

In October, 1997, the Company acquired the outstanding shares of common stock of a minority shareholder. This transaction was effective as of April 30, 1997, and the Company made a retroactive adjustment to April 30, 1997 to properly record this purchase.

NOTE 15--INCENTIVE BONUS PLAN

The Company has an incentive plan whereby certain employees will receive bonuses based on the Company's achieving certain financial goals within a specified period of time. The Company had accrued $168,712 under this Plan as of April 30, 1998.

                        KEY COMMUNICATIONS SERVICE, INC.

NOTE 16--COMMITMENTS AND CONTINGENCIES

The Company has employment agreements, which expire April 30, 2003, with the current shareholders. In addition to certain compensation and benefit requirements, the contracts have certain severance payment provisions should the employees' positions with the Company end prior to the expiration of the employment agreements.

The Company has been audited for the years ended April 30, 1995 and 1996 by the Internal Revenue Service. The Company is in disagreement with the Internal Revenue Service on substantially all issues, and intends to protest the audit vigorously. It is not known at this time what the outcome of the audit will be. The audit is currently in appeal. However, as part of the leveraged buyout, in the event the audit results in any permanent increases to any of the former shareholders (as explained in Note 14) in federal or state income tax liabilities or additional assessments not recoverable by such former shareholders, the audit assessments shall be at the sole expense of the Company. Any additional amounts which may be required to be paid shall be considered as additional amounts paid for the acquisition from the former shareholders. Because the amount cannot be reasonably estimated, no accrual for this contingency has been provided.

NOTE 17--SELF INSURANCE

The Company is partially self insured for benefits provided under an employee health insurance plan. The plan provides for Company self insurance of approximately $35,000 per employee. In addition, the aggregate stop loss to the Company is approximately $450,000. The Company has accrued a liability for unprocessed claims at April 30, 1998 of approximately $60,000.

                        KEY COMMUNICATIONS SERVICE, INC.

NOTE 18--LEVERAGED BUYOUT

On April 30, 1998, the Company was acquired in a leveraged buyout by three members of management, as further explained in Note 14. The total acquisition had the following effect on assets, liabilities and equity:

        ASSETS:
          Goodwill                                           $   401,123
        LIABILITIES:
          Bank financing of acquisition                      $(3,000,000)
          Former shareholder financing of acquisition        $  (175,000)
        EQUITY:
          Retained earnings - decrease                       $ 2,756,745
          Common stock - decrease                            $    17,132


The acquisition was accounted for as a purchase transaction, and accordingly, the assets and liabilities were estimated at their fair market values, which approximated the Company's carrying amount. The excess of the purchase price over the historical cost of the net assets acquired of $401,123 was recorded as goodwill. Additionally, because the Company has guaranteed the debt used to finance the acquisition, such debt has been recorded on the Company's financial statements at April 30, 1998.

                        KEY COMMUNICATIONS SERVICE, INC.

                             ADDITIONAL INFORMATION
                      STATEMENT OF OTHER OPERATING EXPENSES
                        for the year ended April 30, 1998

                                                                         1998
                                                                      ----------
Employee welfare                                                      $  560,786
Education and training                                                    52,038
Supplies                                                                 107,977
Delivery                                                                 224,878
Automobile expenses                                                       29,872
Advertising and promotion                                                110,952
Bad debts                                                                103,399
Contributions                                                             61,896
Contract labor                                                           291,583
Utilities                                                                 58,975
Lease expense                                                            470,566
Equipment rent                                                           102,240
Repair and maintenance                                                   154,073
Office and postage                                                       123,028
Property taxes and taxes - other                                         176,624
Insurance                                                                 53,180
Travel and entertainment                                                  99,173
Telephone                                                                106,330
Professional fees                                                        215,787
Directors' fees                                                           18,000
Other expenses                                                            68,330
Data processing costs                                                    102,384
                                                                      ----------
     Total other operating expenses                                   $3,292,071
                                                                      ==========